SCHEDULE 13D
                              (Rule 13d-101)

          Information to be Included in Statements Filed Pursuant
                           to Rule 13d-1(A) and
            Amendments Thereto Filed Pursuant to Rule 13d-2(A)

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                 Under the Securities Exchange Act of 1934

                           (Amendment No. ___)*

                      FIRST KEYSTONE FINANCIAL, INC.
                      ------------------------------
                             (Name of Issuer)

                               Common Stock
                               ------------
                      (Title of Class of Securities)

                                320655 10 3
                                -----------
                              (CUSIP Number)

                           Mark D. Whatley, Esq.
                Howard Rice Nemerovski Canady Falk & Rabkin
                        A Professional Corporation
                    Three Embarcadero Center, Suite 700
                         San Francisco, CA  94111
                              (415) 434-1600
                              --------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              August 24, 2005
                              ---------------
          (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 225235100              SCHEDULE 13D                   Page 2 of 8


 1    Name of Reporting Person           LAWRENCE GARSHOFSKY & COMPANY, LLC

      IRS Identification No. of Above Person                     95-4567446

 2    Check the Appropriate Box if a Member of a Group              (a) [ ]

                                                                    (b) [x]

 3    SEC USE ONLY

 4    Source of Funds                                                    OO

 5    Check Box if Disclosure of Legal Proceedings is                   [ ]
      Required Pursuant to Items 2(d) or 2(e)

 6    Citizenship or Place of Organization                       California

                    7    Sole Voting Power                                0
   NUMBER OF
     SHARES         8    Shared Voting Power                        122,350
  BENEFICIALLY
 OWNED BY EACH      9    Sole Dispositive Power                           0
   REPORTING
  PERSON WITH      10    Shared Dispositive Power                   122,350

 11    Aggregate Amount Beneficially Owned by                       122,350
       Reporting Person

 12    Check Box if the Aggregate Amount in Row 11                      [ ]
       Excludes Certain Shares

 13    Percent of Class Represented by Amount in Row 11                6.1%

 14    Type of Reporting Person                                          IA

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CUSIP No. 225235100              SCHEDULE 13D                   Page 3 of 8


 1    Names of Reporting Persons                        LAWRENCE GARSHOFSKY

      IRS Identification Nos. of Above Persons

 2    Check the Appropriate Box if a Member of a Group              (a) [ ]

                                                                    (b) [x]

 3    SEC USE ONLY

 4    Source of Funds                                                    OO

 5    Check Box if Disclosure of Legal Proceedings                      [ ]
      Required Pursuant to Items 2(d) or 2(e)

 6    Citizenship or Place of Organization                    United States

                    7    Sole Voting Power                           10,000
   NUMBER OF
     SHARES         8    Shared Voting Power                        122,350
  BENEFICIALLY
 OWNED BY EACH      9    Sole Dispositive Power                      10,000
   REPORTING
  PERSON WITH      10    Shared Dispositive Power                   122,350

 11    Aggregate Amount Beneficially Owned by                       132,350
       Reporting Person

 12    Check Box if the Aggregate Amount in Row 11                      [ ]
       Excludes Certain Shares

 13    Percent of Class Represented by Amount in Row 11                6.5%

 14    Type of Reporting Person                                      HC, IN

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CUSIP No. 225235100              SCHEDULE 13D                   Page 4 of 8


Item 1.     Security and Issuer

This Schedule 13D ("Schedule") relates to shares of common stock of First Keystone Financial, Inc. (the "Issuer"). The principal executive office of the Issuer is 22 West State Street, Media, PA 19063.

Item 2.     Identity and Background

This Schedule is filed on behalf of Lawrence Garshofsky and Company, LLC ("LLC") and Lawrence Garshofsky ("Garshofsky"). LLC is an investment adviser registered with the California Department of Corporations that acts as investment adviser to investment advisory clients, including an investment limited partnership of which LLC is the General Partner. Garshofsky is the Managing Member and controlling owner of LLC. LLC and Garshofsky are together referred to as the "reporting persons." Pursuant to investment management agreements and agreements of limited partnership, LLC has exclusive voting and dispositive discretion over the assets in its clients' accounts.

The reporting persons' principal business office address is 9665 Wilshire Blvd., Suite 200, Beverly Hills, California 90212. The reporting persons are filing jointly but not as members of a group and each expressly disclaims membership in a group.

During the last five years, neither reporting person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither reporting person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which that reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

The citizenship of each reporting person is listed on that reporting person's cover page.

Item 3.     Source and Amount of Funds or Other Consideration

The securities identified on page 2 of this Schedule as beneficially owned by LLC were all purchased by and are held in accounts for LLC's investment advisory clients (including an investment limited partnership of which LLC is a general partner). All but 38,800 shares of that amount have been held for more than six months and their purchases did not involve any of the matters described in Item 4 of this Schedule. 38,800 shares were purchased within the 60 days preceding the date of this Schedule for aggregate consideration of $765,299.90. Those funds were present in the relevant client accounts as existing investment capital. If and to the extent LLC causes its advisory clients to purchase additional common stock, it expects those purchases to be made with available funds in those clients' accounts.

The securities identified on page 3 of this Schedule as beneficially owned by Garshofsky include all the securities reflected on page 2 of this Schedule as beneficially owned by LLC and, in addition, 10,000 shares owned by a trust of which Garshofsky is the grantor, a trustor and a beneficiary.

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CUSIP No. 225235100              SCHEDULE 13D                   Page 5 of 8


Those shares were purchased more than ten years before the date of this Schedule with investment capital in that trust.

Item 4.     Purpose of Transaction.

As described above, 122,350 shares of the common stock are held in the accounts of various investment advisory clients of LLC and 10,000 shares are held in a trust of which Garshofsky is the grantor, a trustor and a beneficiary. All of those shares were purchased for investment purposes. The reporting persons may in the future buy additional shares of the Issuer's common stock or other securities issued by the Issuer or sell or otherwise dispose of any or all of the Issuer's securities they beneficially own, all in any manner permitted by applicable law.

In addition, the reporting persons may exercise any of the stockholder rights attendant in the shares they beneficially own from time to time.

The reporting persons intend to request of the Issuer's management and Board of Directors that they actively review actions that will increase shareholder value, including the possibility of a sale to a larger institution. It is the reporting persons' belief that the Issuer could obtain for its shareholders a significant premium to its current share price if the Issuer were sold to a larger institution, including but not limited to mutual thrifts that operate in its market area.

Except as set forth above, neither of the reporting persons has any present plans or intentions that relate to or would result in any of the transactions or occurrences described in subparagraphs (b) through (j) of
Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer

5(a) and 5(b): The beneficial ownership of the Issuer's common stock by each reporting person at the date hereof is reflected on that reporting person's cover page.

Under investment management agreements and an agreement of limited partnership, LLC has voting and investment power over the shares of common stock held in its advisory clients' accounts (the "Common Stock"). Garshofsky controls LLC and acts as its sole portfolio manager, exercising that voting and investment power. As a result, LLC and Garshofsky may be deemed to have beneficial ownership of all of the Common Stock held in those client accounts. In addition, Garshofsky has sole voting and investment power over 10,000 shares of common stock held in a trust of which Garshofsky is the grantor, a trustor and a beneficiary. That Common Stock represents approximately 6.5% of the Issuer's outstanding common stock.

Each of the reporting persons disclaims membership in a "group" within the meaning of Section 13(d)(4) of the Securities Exchange Act of 1934 (the "Exchange Act") or rule 13d-5(b)(1) of the Exchange Act and LLC and Garshofsky each further disclaims on behalf of each investment advisory client for whose account LLC exercises discretion, beneficial ownership of any shares of the Issuer's common stock owned by any other person. No investment advisory client for which LLC exercises investment discretion has any right to vote, direct the vote, or control the disposition of any shares owned by any other such investment advisory client.

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CUSIP No. 225235100              SCHEDULE 13D                   Page 6 of 8


5(c)    The reporting persons have caused the following transactions in the
Issuer's common stock to be effected in its clients' accounts during the last 60 days. All transactions were in the open market:

Type of Transaction      Date      Number of Shares     Price per share
-------------------    --------    ----------------     ---------------

Purchase               08/24/05        30,300             $19.70 appr.
                       08/25/05         3,300             $19.80 appr.
                       08/29/05         5,200             $19.81 appr.

5(d)    LLC has been granted the authority to dispose of and vote the securities reflected in Items 7-11 of page 2 of this Schedule 13D in its capacity as investment adviser (and, in one case, general partner) of the advisory clients that own common stock. Those advisory clients, or persons or entities that own them, have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities held in their respective accounts.

5(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The reporting persons have no contract, arrangement, understanding or relationship between themselves or with any person that relates specifically to any securities of the Issuer.

Item 7.     Material Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.


                                  Signatures

    After reasonable inquiry and to the best of each of the undersigned's respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  September 1, 2005


                                   LAWRENCE GARSHOFSKY AND COMPANY, LLC


                                   /s/ Lawrence Garshofsky
                                   -----------------------
                                   By: Lawrence Garshofsky
                                   Its: Manager and President


                                   LAWRENCE GARSHOFSKY


                                   /s/ Lawrence Garshofsky
                                   -----------------------
                                   Lawrence Garshofsky

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CUSIP No. 225235100              SCHEDULE 13D                   Page 7 of 8

                                 Exhibit Index

Exhibit 1        Agreement Regarding Joint Filing of Statement on
                 Schedule 13D or 13G

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CUSIP No. 225235100              SCHEDULE 13D                   Page 8 of 8


                                  Exhibit 1

                AGREEMENT REGARDING JOINT FILING OF STATEMENT
                           ON SCHEDULE 13D OR 13G

        The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or
Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of First Keystone Financial, Inc. For that purpose, the undersigned hereby constitute and appoint Lawrence Garshofsky and Company, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  September 1, 2005


                                   LAWRENCE GARSHOFSKY AND COMPANY, LLC


                                   /s/ Lawrence Garshofsky
                                   -----------------------
                                   By: Lawrence Garshofsky
                                   Its: Manager and President


                                   LAWRENCE GARSHOFSKY


                                   /s/ Lawrence Garshofsky
                                   -----------------------
                                   Lawrence Garshofsky